Exhibit 14.1

1-800 CONTACTS, INC.

Code of Ethics

Introduction

1- 800 CONTACTS, INC. and its subsidiaries (the “Company”) and its directors, officers and employees have committed to conduct business throughout the world in accordance with the highest ethical standards.  This code of ethics (the “Code”) sets out the principles to which all directors, officers and employees of the Company are expected to adhere and advocate in meeting these standards.  The Code embodies rules regarding individual and peer responsibilities as well as responsibilities to the Company, the public and other shareholders.

The Board of Directors of the Company has adopted this Code to accomplish the following:

a.               promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

b.              promote the full, fair, accurate, timely and understandable disclosure of the Company’s financial results in accordance with applicable disclosure standards, including, where appropriate, standards of materiality;

c.     promote compliance with applicable governmental laws, rules and regulations;

d.     deter wrongdoing; and

e.               require prompt internal reporting of breaches of, and accountability for adherence to, the Code.

The Code may be amended only by resolution of the Company’s board of directors.

Honest and Ethical Conduct

Company directors, officers and employees have an obligation to promote the best interests of the Company at all times and exhibit and promote the highest standards of honest and ethical conduct.

Specifically, each director, officer and employee must:

a.               act with integrity, including being honest and candid while still maintaining the confidentiality of Company information where required or in the Company’s interests;

b.     observe, fully, applicable governmental laws, rules and regulations;

c.               comply with the requirements of applicable accounting and auditing standards and Company policies in the maintenance of a high standard of accuracy and completeness in the Company’s financial records;

d.              adhere to a high standard of business ethics and not seek competitive advantage through unlawful or unethical business practices; and

e.     avoid conflicts of interest wherever possible.

Conflicts of Interest

Anything that would be a conflict for a director, officer or employee will also be a conflict if it is related to a member of his or her family or a close relative. Common examples of conflict of interest situations, if material, include the following:

a.               any significant ownership interest in any supplier or customer;

b.              any consulting or employment relationship with any customer, supplier or competitor;

c.               any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

d.              the receipt of any money, non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings.

Where conflicts of interest arise, directors, officers and employees must provide full disclosure of the circumstances and excuse themselves from any related decision making process.

Directors, officers and employees must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.

Compliance with Laws

It is the Company’s policy to comply with all applicable governmental laws, rules and regulations. It is the personal responsibility of each director, officer and employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

Directors, officers and employees of the Company must respect and follow the laws and regulations of the municipalities and countries in which the Company conducts business.  If a law conflicts with a policy in the Code, directors, officers and employees must comply with the law; however, if a local custom or policy conflicts with this Code, officers, directors and employees must comply with the Code.

Disclosure

The Company strives to ensure that the contents of and the disclosures in the reports and documents that the Company files with the Securities and Exchange Commission (the “SEC”) and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate.

Each officer, director and employee must not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators, self-regulating organizations and other governmental officials, as appropriate.

In addition, each officer, director and employee, in relation to his or her area of responsibility, must properly review and critically analyze proposed disclosure for accuracy and completeness.

Furthermore, any director, officer or employee in possession of material information must not disclose such information before is public disclosure and, in relation to his or her area of responsibility, must take steps to ensure that the Company complies with its timely disclosure obligations.

Accountability for Compliance with the Code of Ethics

If employees have knowledge or are suspicious of any non-compliance with any section of this Code or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with their immediate supervisor.  The legal, financial or human resource departments may also be contacted for advice and, if the circumstances are such that it would be inappropriate to involve their immediate supervisor, they should contact these departments directly.  The Company will not allow any retaliation against any director, officer or employee who acts in good faith in reporting any such violation or suspected violation.

If directors and executive officers have knowledge or are suspicious of any non-compliance with any section of the Code, or are concerned whether circumstances could lead to a violation of this Code, they should discuss the situation with the audit committee of the Company’s board of directors.

Any waiver or implicit waiver of this Code for directors, officers or employees may be made only by the audit committee and will be promptly disclosed as required by law.  A “waiver” is defined as a material departure from a provision of this Code and an “implicit waiver” means failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company. Officers, directors and employees should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code

All directors, officers and employees are responsible for abiding by this Code.  This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates.  Discipline may, when appropriate, include dismissal.